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                                                            EXHIBIT 99(a)(5)(i)


                        [REVERSE BAR WITH THE WORD NEWS]

                              FOR IMMEDIATE RELEASE


[BOSTON SCIENTIFIC LOGO]

                                                  Boston Scientific Corporation
                                                  One Boston Scientific Place
                                                  Natick, MA 01760-1537

                                                  508.650.8000

                                                  www.bostonscientific.com



                    BOSTON SCIENTIFIC ANNOUNCES COMPLETION OF
               TENDER OFFER FOR BEI MEDICAL SYSTEMS COMPANY, INC.

Natick, MA and Teterboro, NJ (June 27, 2002) - Boston Scientific Corporation (NYSE: BSX) and BEI Medical Systems Company, Inc. (NASDAQ: BMED) today announced the successful completion of Boston Scientific's tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Shares"), including the associated preferred share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Shares" and together with the Common Shares, the "BEI Shares") of BEI, at a purchase price of $6.8426 per Common Share and $13.6852 per Series A Share. The offer expired at 12:00 midnight New York City time, on Wednesday, June 26. Boston Scientific had announced the signing of a definitive agreement to acquire BEI for approximately $95 million on May 14.

Based on preliminary information provided by The Bank of New York, the depositary for the tender offer, approximately 9,427,052 Common Shares and 1,114,485 Series A Shares were tendered (including approximately 207,392 shares tendered by notice of guaranteed delivery). This represents approximately 96% of the outstanding BEI Shares on an as converted basis. Boston Scientific, through its wholly-owned subsidiary Broadway Acquisition Corp., has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the tender offer.

Boston Scientific intends to cause Broadway Acquisition Corp. to merge with BEI as soon as practicable. Because Boston Scientific has acquired more than 90% of the outstanding BEI Shares, the merger is expected to be consummated without a vote or meeting of BEI's stockholders. In the merger, each of the remaining BEI Shares that were not tendered and accepted for exchange in the tender offer will be converted into the right to receive $6.8426 per Common Share and $13.6852 per Series A Share in cash, without interest. BEI will then become a wholly owned subsidiary of Boston Scientific.


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BEI designs, manufactures and markets less-invasive technology used by gynecologists to treat excessive uterine bleeding due to benign causes. BEI's major technology is the Hydro ThermAblator(R) (HTA) System, a less-invasive technology for global endometrial ablation, a procedure designed to eliminate the tissue (the endometrium) responsible for menstrual bleeding. The HTA System allows gynecologists to perform endometrial ablation under direct visualization on an outpatient basis under local anesthesia. More than 200,000 hysterectomies are performed each year in the U.S. for excessive uterine bleeding due to benign causes. The HTA System has received Pre-Market Approval (PMA) from the U.S. Food and Drug Administration (FDA). The acquisition of BEI will expand Boston Scientific's product offerings in the area of women's health.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. The Company's products are used in a broad range of interventional medical specialties.


                             CONTACT:    Milan Kofol (508-650-8569)
                                         Investor Relations
                                         Boston Scientific Corporation

                                         Paul Donovan (508-650-8541)
                                         Media Relations
                                         Boston Scientific Corporation

                                         Richard W. Turner  (201-727-4901)
                                         President and Chief Executive Officer
                                         BEI Medical Systems Company, Inc.

                                         Thomas W. Fry (201-727-4927)
                                         Chief Financial Officer
                                         BEI Medical Systems Company, Inc.